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FOR IMMEDIATE RELEASE	TSX-V: MLA

MALA NOCHE RECEIVES LETTER FROM ALAMOS GOLD

Vancouver, British Columbia – June 18, 2010 – Mala Noche Resources Corp. (“Mala Noche” or the “Company”) (TSX-V:MLA) announced today that it has received a letter from Alamos Gold Inc. (“Alamos”) alleging that, in respect of Mala Noche’s proposed acquisition of the San Dimas mines, Mr. Eduardo Luna, a director of the Company and until June 7, 2010 a director of Alamos, breached his fiduciary duties to Alamos and that Mala Noche participated in and facilitated those breaches. Alamos indicated in the letter that they are of the view that Mr. Luna and Mala Noche are liable to account to Alamos for any profits or benefits derived from the San Dimas mines and that the mines should be held in trust for Alamos. The letter did not suggest that San Dimas was ever an actual acquisition target for Alamos.

The Company is of the view that the allegations of Alamos have no basis in fact or law and is discussing with counsel the remedies available to Mala Noche.

Wade Nesmith, Executive Chairman of Mala Noche, stated, “We are disappointed to receive, without warning, this letter from Alamos. Alamos appears to be under a misapprehension about the facts of how the opportunity to acquire San Dimas came to Mala Noche. As CEO of Mala Noche, I approached the owner of the San Dimas mines about the prospect of Mala Noche buying the mines. It was my idea, pursued by me on behalf of Mala Noche and at no time did Mr. Luna have the opportunity to pursue the transaction with any other company. The discussions and negotiations were long and complex, taking over 2 years to complete and culminating in our announcement of a letter agreement on June 2, 2010.”

The San Dimas mines are located on the border of Durango and Sinaloa states in Mexico. San Dimas produced 113,000 ounces of gold and 5.1 million ounces of silver in 2009. The agreement is subject to a number of conditions, including the completion of an appropriate financing by Mala Noche. Mala Noche filed a Preliminary Prospectus on June 7, 2010.

For additional information, please contact:

Wade Nesmith
Chairman
Tel: (604) 895 7464

Joseph F. Conway
President & CEO
Tel: (416) 572 2308
jconway@malanocheresources.com

Tamara Brown
VP, Investor Relations
Tel: (416) 572 2752
tbrown@malanocheresources.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements” such as references to acquisition of producing assets. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward looking statements are based on the beliefs, estimates and opinions of Mala Noche Resources Corp.’s management on the date the statements are made. Mala Noche Resources Corp. undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO SELL ANY OF THE SECURITIES DESCRIBED HEREIN IN THE UNITED STATES. THESE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

Completion of the proposed acquisition of the San Dimas mines is subject to a number of conditions, including TSX Venture Exchange acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular prepared in connection with the transaction and the Preliminary Prospectus of Mala Noche dated June 7, 2010, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Mala Noche Resources Corp. should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.